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Exhibit 99.01 - Press Release - Saks announces preliminary first quarter results


                        For:              Saks Holdings, Inc.
                        Approved by:      Jaqui Lividini

                        Media
                        Contact:          Jennifer Mann/Saks Holdings, Inc.
                                          212/940-4259
                                          Stacey Bibi/Saks Holdings, Inc.
                                          212/940-5262
                                          David Walke/Naomi Rosenfeld
                                          Morgen-Walke Associates
                                          212/850-5600

FOR IMMEDIATE RELEASE


                SAKS ANNOUNCES PRELIMINARY FIRST QUARTER RESULTS

New York, NY April 22, 1997 -- Saks Holdings, Inc. (NYSE:SAKS), the holding company for Saks Fifth Avenue, today announced that, based on sales trends in March and April, it expects to report sales of approximately $520 million, for the first fiscal quarter of fiscal 1997, ending May 3, 1997. This compares to sales of $465 million for the first quarter of fiscal 1996. As a result, the company is estimating, depending on final sales results for the month of April, lower than expected earnings for the first quarter of approximately $0.20 per share as compared to pro forma earnings per share of $0.09 in the first quarter of fiscal 1996. The company expects to report actual results for the first quarter on or about May 15, 1997.

Management commanded that results for the first quarter of fiscal 1997 have primarily been affected by continued softness in the Folio catalog operation, a slowdown in sales of Off 5th due to lower-than-planned sell-off inventory levels and lower than expected sales in casual bridge apparel at the full-line stores.

Philip B. Miller, Chairman and Chief Executive Officer, noted, "The strategic initiatives that have contributed to our past two years of double digit comparable sales and earnings growth remain fundamentally in evidence in the first quarter. While our first quarter performance does reflect a significant increase over last year's earnings results, we have taken steps to address the issues that arose during the period. In addition, we continue to implement our real estate strategies, which will enhance our penetration of key markets. As such, we are on track with the planning and construction of our core store projects and Off 5th stores for fiscal 1997."

Saks Fifth Avenue was founded in 1924. Today, the company comprises 40 full-line stores, eight resort stores and three main street stores led by the company's landmark flagship on New York's Fifth Avenue. In addition, Saks also operates 34 Off 5th stores and Folio, a separate direct mail business.

This release contains forward-looking information within the meaning of The Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, the projection of first quarter sales and earnings statements containing the words "believes", "estimates", "expects", and words of similar import. Such forward-looking statements involve risks, uncertainties and other factors that may cause the actual results to be materially different from such forward-looking
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statements. Such factors include, among others, levels of store sales and traffic and general economic conditions in those areas in which Saks operates; competition; changes in business strategy or development plans; and the availability of capital to fund the expansion of Saks' business. For more details, see the company's filings with the Securities and Exchange Commission.